EXHIBIT 21.01

LIST OF REGISTRANT'S SUBSIDIARIES
(At September 12, 2005)

Subsidiary	Jursidiction of Organization	Ownership

Hartcourt Capital Inc.	British Virgin Island	100%

Hartcourt China Inc.	British Virgin Island	100%

Ai-Asia, Inc.	British Virgin Island	100%

Shanghai Huaqing Enterprise Development Co., Ltd.	People's Republic of China	51%

Hartcourt Hi-tech Investment (Shanghai) Inc.	People's Republic of China	100%

Ai-Asia Information (Shanghai) Inc.	People's Republic of China	100%

Shanghai Jiumeng Information Technology Co., Ltd.	People's Republic of China	100%

Control Tech Electronics (Shanghai) Co., Ltd.	People’s Republic of China	90%